Exhibit 99.16

December 22, 2023	AMENDED	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Aeterna Zentaris Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	January 12, 2024
Record Date for Voting (if applicable) :	January 12, 2024
Beneficial Ownership Determination Date :	January 12, 2024
Meeting Date :	February 27, 2024
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	007975501	CA0079755017

Sincerely,

Computershare

Agent for Aeterna Zentaris Inc.